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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES (13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2*

Under the Securities Exchange Act of 1934
(Amendment No. )*

Kaiser Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

483059101

(CUSIP Number)

December 30, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13G
CUSIP No. 483059101			Page 2 of 7

1.	Name of Reporting Person: Mark S. Tennenbaum Investment Trust		I.R.S. Identification Nos. of above persons (entities only): (IRS ID #20-6773683)

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

		6.	Shared Voting Power: 200,000 shares

		7.	Sole Dispositive Power: 0 shares

		8.	Shared Dispositive Power: 200,000 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.4% (1)

12.	Type of Reporting Person: OO - Trust

(1) Based on 1,613,270 shares of Common Stock of Kaiser Group Holdings, Inc. outstanding as of November 10, 2005, as reported by Kaiser Group Holdings, Inc. in its Form 10-Q for the quarterly period ended September 30, 2005, filed on November 14, 2005.

SCHEDULE 13G
CUSIP No. 483059101			Page 3 of 7

1.	Name of Reporting Person: Stephen P. Rader		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

		6.	Shared Voting Power: 200,000 shares (1)

		7.	Sole Dispositive Power: 0 shares

		8.	Shared Dispositive Power: 200,000 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,000 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.4% (2)

12.	Type of Reporting Person: IN

(1)     These shares are held by the Mark S. Tennenbaum Investment Trust, of which Stephen P. Rader is a co-trustee.
(2) Based on 1,613,270 shares of Common Stock of Kaiser Group Holdings, Inc. outstanding as of November 10, 2005, as reported by Kaiser Group Holdings, Inc. in its Form 10-Q for the quarterly period ended September 30, 2005, filed on November 14, 2005.

SCHEDULE 13G
CUSIP No. 483059101			Page 4 of 7

1.	Name of Reporting Person: John Mass		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

		6.	Shared Voting Power: 200,000 shares (1)

		7.	Sole Dispositive Power: 0 shares

		8.	Shared Dispositive Power: 200,000 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,000 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.4% (2)

12.	Type of Reporting Person: IN

(1)     These shares are held by the Mark S. Tennenbaum Investment Trust, of which John Mass is a co-trustee.
(2) Based on 1,613,270 shares of Common Stock of Kaiser Group Holdings, Inc. outstanding as of November 10, 2005, as reported by Kaiser Group Holdings, Inc. in its Form 10-Q for the quarterly period ended September 30, 2005, filed on November 14, 2005.

Item 1(a). Name of Issuer:
Kaiser Group Holdings, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
9300 Lee Highway
Fairfax, VA 22031-1207
Item 2(a). Name of Persons Filing:
          This Statement on Schedule 13G is being filed by the Mark S. Tennenbaum Investment Trust, a trust organized under the laws of the State of California (the “Trust”), and Stephen P. Rader and John Mass, as co-trustees of the Trust.
Item 2(b). Address of Principal Business Office:
445 24th Street
Santa Monica, CA 90402
Item 2(c). Citizenship:
          The Trust is organized under the laws of the State of California. Stephen P. Rader and John Mass are United States citizens.
Item 2(d). Title of Class of Securities:
          Common Stock, par value $0.01 per share (“Common Stock”), of Kaiser Group Holdings, Inc., a Delaware corporation.
Item 2(e). CUSIP Number:
483059101
Item 3. This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), and therefore this item is not applicable.
Item 4. Ownership.
(a) Amount Beneficially Owned:
                200,000 shares of Common Stock. As co-trustees of the Trust, Stephen P. Rader and John Mass share voting and dispositive power over these shares.
(b) Percent of Class:
                12.4%
(c) Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 200,000

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 200,000

Item 5. Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:     ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          Not Applicable.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
          Not Applicable.
Item 8. Identification and Classification of Members of the Group.
          Not Applicable.
Item 9. Notice of Dissolution of Group.
          Not Applicable.
Item 10. Certifications.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2006	MARK S. TENNENBAUM INVESTMENT TRUST
/s/ David A. Hollander*
Stephen P. Rader, as trustee

/s/ David A. Hollander*
John Mass, as trustee

/s/ David A. Hollander*
Stephen P. Rader

/s/ David A. Hollander*
John Mass

*Acting under power of attorney for Stephen P. Rader and John Mass

Exhibit Index
Exhibit A      Joint Filing Agreement.

Exhibit A
Joint Filing Agreement
          In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Kaiser Group Holdings, Inc., and further agree that this Agreement shall be included as an Exhibit to such joint filing.
          The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning the other parties, unless such party knows or has reason to believe that such information is inaccurate.
          This Agreement may be executed in counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.
          In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement as of the 6th day of January, 2006.

MARK S. TENNENBAUM INVESTMENT TRUST
/s/ David A. Hollander*
Stephen P. Rader, as trustee

/s/ David A. Hollander*
John Mass, as trustee

/s/ David A. Hollander*
Stephen P. Rader

/s/ David A. Hollander*
John Mass

*Acting under power of attorney for Stephen P. Rader and John Mass